UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number 000-19415

MAGIC SOFTWWARE ENTERPRISES LTD.

(Translation of Registrant’s name into English)

5 HaPlada Street

Or-Yehuda, Israel 6021805
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

On August 13, 2017, Magic Software Enterprises Ltd. (“Magic”) issued a press release announcing that its Board of Directors (the “Board”) has decided to amend Magic’s dividend distribution policy originally announced on September 5, 2012, in order to provide that in each year, Magic will distribute a dividend of up to 75% of its annual distributable profits, subject to the Board’s discretion and to applicable conditions under Israeli law. A copy of that press release is annexed as Exhibit 99.1 hereto and is incorporated by reference herein.

On that same day, Magic issued an additional press release announcing that in accordance with the foregoing amended policy, its Board has declared a semi-annual cash dividend in an amount of US $0.13 per share and in an aggregate amount of approximately US $5.9 million for the first half of 2017, reflecting 75% of its distributable profits. A copy of that press release is annexed as Exhibit 99.2 hereto and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

Date: August 17, 2017	By:	/s/ Amit Birk
Name: Amit Birk Title: VP, General Counsel

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release, dated August 13, 2017, announcing change in dividend policy of Magic Software Enterprises Ltd. (“Magic”)
99.2	Press release, dated August 13, 2017, announcing declaration of semi-annual cash dividend by Magic

Exhibit 99.1

PRESS RELEASE

Magic Increases Its Dividend Policy from 50% to 75% of Its Annual Distributable Profits

Or Yehuda, Israel, August 13, 2017 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that on August 9, 2017, the Company's Board of Directors decided to amend the Company’s dividend distribution policy announced on September 5, 2012 (TASE reference number: 2012-02-230481).

According to the Company’s amended policy, each year the Company will distribute a dividend of up to 75% of its annual distributable profits. The Company's Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or decide not to distribute a dividend, all at its discretion.

The actual distribution of a dividend will be subject to meeting the conditions required by applicable law, including the distribution tests set forth in Section 302 of the Israeli Companies Law - 1999, and to the specific decision of the Company's Board of Directors for each distribution.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Amit Birk | VP M&A and General Counsel

Magic Software Enterprises

abirk@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Exhibit 99.2

PRESS RELEASE

Magic Announces Distribution of Cash Dividend for First Half of 2017

Or Yehuda, Israel, August 13, 2017 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that in compliance with its dividend distribution policy, its Board of Directors has declared a semi-annual cash dividend in the amount of US $0.13 per share and in the aggregate amount of approximately US $5.9 million for the first half of 2017, reflecting 75% of its distributable profits.

The dividend is payable on September 13, 2017 to all of the Company’s shareholders of record at the close of the NASDAQ Global Select Market on August 29, 2017.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Amit Birk | VP M&A and General Counsel

Magic Software Enterprises

abirk@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.